THE LAW OFFICE OF JILLIAN SIDOTI	38730 Sky Canyon Drive Suite A Murrieta, CA 92596 (323) 799-1342 www.jilliansidoti.com

December 5, 2013

Mr. Duc Dang
Securities Exchange Commission

Re:	CenturyTouch Ltd, Inc. Registration Statement on Form S-11 Filed December 24, 2012 File No. 333-185670

Dear Mr. Dang,

Please note our responses to your comments.

General

1.
We note your response to comment 1 in our letter dated September 2, 2013 and will continue to monitor for your submissions.  Again, note that we will not be in a position to declare your filing effective until such filings have been made.

Thank you.

2.
We have reviewed your response to prior comment 4. We remain unclear on the process your accountant undertakes to prepare and maintain your books and records and the corresponding controls that are in place to ensure the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP. Further, your response indicates that your books and records and related financial statements are prepared in accordance with UK GAAP. Additionally, we are uncertain of the specific qualifications those employees of your accountant that perform services for the company possess that make them familiar with U.S. GAAP. Please clarify and provide a more detailed explanation within your response. Alternatively, you may revise your filing to provide risk factor disclosure indicating that you may conclude that your internal control over financial reporting is not effective due to lack of sufficient accounting staff with knowledge or expertise in U.S. GAAP.

We have added the following risk factor:

Because our books and records are outside of the US and kept by non-US accountants, we may conclude that our internal control over financial reporting is not effective.

Due to our lack of sufficient accounting staff with knowledge or expertise in US GAAP, it is likely that we conclude our internal controls over financial reporting are not effective. Our accounting firm is located in the UK and is registered with the Institute of Chartered Accountants. Our books have been kept in accordance with this and the financial statements are prepared by this same accountant who are somewhat familiar with US GAAP but are by no means experts.

3.
We note your response to our prior comment 5. Please clarify if your current accountant also assisted with the preparation of your June 30, 2012 books and records and related financial statements. If assistance was not provided, tell us who assisted with the preparation of this information and their familiarity with U.S. GAAP.

Yes, the current accountant also assisted with the preparation of books and records and related financial statements as of June 30, 2012.

Selling Security Holders, page 16

4.	You indicate that the tabular disclosure is based on an “assumed” price of $0.05/share. Please clarify your use of the term “assumed.” We have removed the word assumed, as this was not appropriate.

5.
Please explain the meaning of the sentence stating “the selling stockholders obligated to sell any share….”

This is incorrect. It now reads “the selling stockholder are not obligated to sell any share…”

Management’s Discussion and Analysis of Financial Condition, page 20

For the fiscal years ended June 30, 2012 and June 20, 2013, page 20

6.
We note your revisions in response to comment 12.  Please revise to discuss the components of your revenue and expenses.

We have updated to read: Prior to our merger, we did not generate any revenues. For the fiscal year ended June 30, 2013 we generated revenues of $238,765 and cost of revenues of $153,408 resulting in gross profit of $85,357. Our revenues were derived from the rental income of our properties. The cost of revenues were a result of depreciation expense and commission. During this time, we incurred operating expenses of $217,812, which included general and administrative costs, and interest expenses of $247,233 resulting in a net loss of $379,688. We believe that rental income and loans from our officer will be sufficient to support the limited costs associated with our initial ongoing operations for the next twelve months. We may sell additional shares in a private offering or other offering if we are unable to obtain funds from another source such as a shareholder loan. If sufficient funds cannot be raised, none of the Company’s plans may be implemented. There can be no assurance that the actual expenses incurred will not materially exceed our estimates or that cash flows from listing fees will be adequate to maintain our business. As a result, our independent auditors have expressed substantial doubt about our ability to continue as a going concern in the independent auditors’ report to the financial statements included in the registration statement.

Results of Operations

For the fiscal years ended June 30, 2012 and June 30, 2013

For fiscal year ended June 30, 2013 we generated revenues of $238,765 and cost of revenues of $153,408 resulting in gross profit of $85,357. All of our revenues were derived from rental income. The cost of revenues were approximately $153,408 and were related to maintenance (labor and materials) on our properties, depreciation, and other costs associated with generating our rental income. Currently the rental income from our properties fails to cover our mortgages and administrative expenses, resulting in a net loss of $379,688. During this time, we incurred operating expenses of $217,812, which included general and administrative expenses, and interest expenses of $247,233 related to officers’ loan and mortgages on our properties.

Reports to Stockholders, page 22

7.
Please further revise to clarify that you are currently subject to the reporting requirements under Section 13(a) of the Exchange Act.

We have revised to read: We are currently subject to the informational requirements of the Securities Exchange Act of 1934, as amended. We are currently subject to the requirements of Section 15(d) under the Exchange Act, which requires an issuer to file annual reports on Form 10-K (or any successor form), quarterly reports on Form 10-Q (or any successor form), and current reports on Form 8-K.

Interests of Named Counsel, page 33

8.
We note your response to our prior comment 21. Your revised disclosure indicates that Exhibit 16.1 is dated August 6, 2013. This date is inconsistent with the date that appears on the exhibit. Please clarify.

We have updated this section to read February 19, 2013.

Report of Independent Registered Accounting Firm, page F-1

9.
We note your response to our prior comment 23. An Item 4.01 Form 8-K referencing your change in accountants does not appear to have been filed by November 14, 2013. Please tell us when you will file the required information.

We will file no later than December 15, 2013.

Financial Statements

10.
We note your response to our prior comment 24. An 8-K referencing your change in year end and your Form 10-K for the year ended June 30, 2012 and subsequent quarterly reports do not appear to have been filed by November 14, 2013. Please tell us when you will file the required information.

We will file this no later than December 15, 2013.

11.
We have reviewed your response to our prior comment 27. We are unable to agree with your conclusion that it is inappropriate to include restatement disclosures or require your auditor to modify their audit opinion to reference the restatement as a result of another auditor’s report. AU 9508.66 requires that if financial statements audited by a ceased firm are restated, the successor auditor’s report should state that the predecessor auditor reported on the prior financial statements prior to restatement. Please revise your filing to provide the disclosures required by paragraph 7 of ASC 250-10-50, label your financial statements as restated and have your auditors reference the restatement in their opinion.

We have updated our auditor’s report. We have updated to read as restatement and have added Note 11.

12.
We note your responses to our prior comments 28 and 29.  We further note that you operate and own multi-unit properties, including commercial properties and residential properties.  Your response stated that there were no prior operations in the properties you acquired.  Please tell us what the properties were used for during the twelve months prior to your acquisition and tell us the nature and extent of your refurbishments.

Under “Description of Real Estate – Our Properties” we have provided the following:

Refurbishments

When we acquire a property with empty units or when a tenant leaves a unit, we will refurbish the following items in the unit prior to moving in a new tenant:

1.	We will repaint the wall at those area where we cannot use wall paper.

2.	We will replace wall paper in those areas where the wall paper is ripped or dirty.

3.	We replace the carpets if they are beyond cleaning.

4.	We will also replace the boiler if it is getting too old or malfunction. From our experience, the heating system needs to be replaced every 4-6 years.

5.	All electrical appliances (i.e. washing machine, cooker, microwave, etc.) are replaced every 3 to 5 years.

6.	We will also replace some electrical wiring and water pipes if needed.

7.
We will also need to do maintenance for all windows and roof every 7-10 years. Most of the UK flats are still using wood built frame windows. Frequency in updating windows and roofs is due to the inclement weather in the UK between December and February.

In any circumstance, we work to update rental units so that they are tidy, neat and safe.

The issuer acknowledges that:

●	the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not foreclose the Commission from taking any action with respect to the filing;
●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the Company may not assert the Commission’s action of declaring the filing effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Further,

i.
The Company acknowledges that in connection with the comments made by the staff of the Commission on the Form S-11, the staff has not passed generally on the accuracy or adequacy of the disclosure made in the Form S-11;

ii.	The Company acknowledges that the acceleration of the effectiveness of its Form S-11 does not relieve the Company of its responsibility for adequate and accurate disclosure in the Form S-11; and

iii.	The Company represents that it will not assert as a defense in an action by the Commission or any other party the fact that the effectiveness of its Form S-11 was accelerated by the Commission.

If you have any questions or need any additional information to grant effectiveness, please advise.

Sincerely,
Jillian Ivey Sidoti, Esq.